Exhibit (a)(12)
Javelin Pharmaceuticals, Inc. Reports First Quarter 2010 Results
CAMBRIDGE, Mass., May 10, 2010 (BUSINESS WIRE) — Javelin Pharmaceuticals, Inc. (NYSE Amex: JAV - News), a leading developer of novel acute care pain products, today reported its unaudited financial results for the first quarter ended March 31, 2010.
Highlights for the three months ended March 31, 2010:
•	Ended the first quarter with approximately $1.1 million in cash and cash equivalents

•	Net loss decreased to approximately $6.3 million, or $0.10 per share, in the first quarter of 2010 from approximately $14.8 million, or $0.24 per share, in the first quarter of 2009

•	In February 2010, Javelin received an FDA PDUFA date of October 3, 2010 for Dyloject™

•	On April 19, 2010, Javelin announced that it had entered into a Definitive Merger Agreement with Hospira, Inc. pursuant to which Hospira launched an all cash tender offer of $2.20 per share. The transaction is scheduled to close during the second quarter of 2010.
Financial Performance
For the three months ended March 31, 2010, we recorded $0.3 million in amortization of partner milestone payments compared to $0.2 million for the similar period a year ago. For the three months ended March 31, 2009, partner revenue also included approximately $1.7 million in product sale to Therabel.
For the three months ended March 31, 2010, our cost of revenue was approximately $0.1 million, compared to $1.9 million for the same period a year ago. Our cost of revenue for the period ended March 31, 2010 is primarily attributable to our portion of royalties that were payable to third parties for sales recorded by Therabel.
Research and development expenses for the three months ended March 31, 2010, were $3.9 million compared to $11.8 million for the same period in 2009. Total research and development expense for the quarter decreased to $6.5 million from $16.9 million for the similar period a year ago, primarily attributable to reductions in clinical trial expenses for Dyloject and Ereska.
Selling, general and administrative expenses for the three months ended March 31, 2010 were $2.5 million, compared to $3.0 million for the first quarter of 2009. The reduction was primarily the result of decreased sales and marketing expense, a reduction in compensation and benefits from reduced stock option compensation and overall cost savings initiatives across the Company.
Selected Financials

JAVELIN PHARMACEUTICALS, INC
(A Development Stage Enterprise)
CONDENSED CONSOLIDATED BALANCE SHEETS

	(Unaudited)
	March 31,	December 31,
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$1,069,084	$767,484
Prepaid expenses and other current assets	553,778	601,708

Total current assets	1,622,862	1,369,192
Fixed assets, at cost, net of accumulated depreciation	474,472	551,330
Intangible assets, net of accumulated amortization	2,744,984	2,892,037
Other assets	133,570	143,149

Total assets	$4,975,888	$4,955,708

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable and accrued expenses	$6,173,847	$6,384,533
Loans payable, including accrued interest	6,295,177	—
Deferred revenue, current	1,204,301	1,204,301
Deferred lease liability	356,364	391,475

Total current liabilities	14,029,689	7,980,309
Deferred revenue, noncurrent	4,415,771	4,716,846

Total liabilities	18,445,460	12,697,155
Commitments and contingencies	—	—
Stockholders’ Equity (Deficit)

	(Unaudited)
	March 31,	December 31,
	2010	2009
Preferred stock, $0.001 par value, 5,000,000 shares authorized; as of March 31, 2010 and December 31, 2009, none of which are outstanding	—	—
Common stock, $0.001 par value; 200,000,000 shares authorized as of March 31, 2010 and December 31, 2009; 64,391,295 and 63,879,541 shares issued and outstanding as of March 31, 2010 and December 31, 2009, respectively	64,390	63,879
Additional paid-in capital	184,309,422	183,697,912
Other comprehensive income	7,697	6,935
Deficit accumulated during the development stage	(197,851,081)	(191,510,173)

Total stockholders’ equity (deficit)	(13,469,572)	(7,741,447)

Total liabilities and stockholders’ equity (deficit)	$4,975,888	$4,955,708

JAVELIN PHARMACEUTICALS, INC
(A Development Stage Enterprise)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended
	March 31,
	2010	2009
Revenues:
Partner revenue	$301,075	$1,898,808
Product revenue	—	188,172

Total revenues	301,075	2,086,980
Costs and expenses Cost of revenue	75,516	1,912,624
Research and development	3,897,247	11,846,071
Selling, general and administrative	2,504,144	3,046,303
Depreciation	76,858	83,872

Total costs and expenses	6,553,765	16,888,870

Operating loss	(6,252,690)	(14,801,890)
Other income (expense):
Interest income	37	29,534
Interest expense	(91,127)	—
Other income (expense)	2,872	10,513

Total other income (expense)	(88,218)	40,047

Loss before income tax provision	(6,340,908)	(14,761,843)

	Three Months Ended
	March 31,
	2010	2009
Income tax provision	—	—

Net loss attributable to common stockholders	(6,340,908)	(14,761,843)

Net loss per share attributable to common stockholders:
Basic and diluted	$(0.10)	$(0.24)

Weighted average shares	64,102,779	60,423,317

About Javelin Pharmaceuticals
With corporate headquarters in Cambridge, MA, Javelin applies innovative proprietary technologies to develop new drugs and improved formulations of existing drugs to target unmet and underserved medical needs in the pain management market. The company has one marketed drug in the U.K., an NDA-submitted drug candidate, Dyloject, and two drug candidates in U.S. advanced clinical development. For additional information about Javelin, please visit the company’s Web site at http://www.javelinpharmaceuticals.com.
About Hospira
Hospira, Inc. is a global specialty pharmaceutical and medication delivery company dedicated to Advancing Wellness™. As the world leader in specialty generic injectable pharmaceuticals, Hospira offers one of the broadest portfolios of generic acute-care and oncology injectables, as well as integrated infusion therapy and medication management solutions. Through its products, Hospira helps improve the safety, cost and productivity of patient care. The company is headquartered in Lake Forest, Ill., and has approximately 13,500 employees. Learn more at www.hospira.com.
Important Additional Information Will Be Filed with the U.S. Securities and Exchange Commission
The tender offer described in this press release has commenced. This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Javelin common stock. Hospira has filed with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, form of letter of transmittal and other documents relating to the tender offer on April 21, 2010, and Javelin filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer on April 22, 2010. Hospira and Javelin have mailed these documents to Javelin’s stockholders. Javelin stockholders can obtain a free copy of these documents and other documents filed by Hospira and Javelin with the SEC at the Web site maintained by the SEC at www.sec.gov. In addition, Javelin stockholders can obtain a free copy of these documents by directing a request to Javelin Pharmaceuticals, Inc., 125 CambridgePark Drive, Cambridge, MA 02140, Attention: Investor Relations. INVESTORS AND JAVELIN SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION.
None of the information included on any Internet Web site maintained by Hospira, Javelin or any of their affiliates, or any other Internet Web site linked to any such Web site, is incorporated by reference in or otherwise made a part of this press release.
Forward-Looking Statements
Javelin
This press release contains “forward-looking statements”, including statements relating to the expected timing of results and development of Javelin’s drug candidates and any potential transaction between Javelin Pharmaceuticals, Inc. and Hospira, Inc. These “forward-looking statements” are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by forward-looking statements. These risks and uncertainties include, but are not limited to: the conditions to Hospira’s obligations under its merger agreement with Javelin may not be satisfied, and other factors discussed under the heading “Risk Factors” contained in Javelin’s Form 10-K, for the year ended Dec. 31, 2009, which was filed with the Securities and Exchange Commission (“SEC”), as well as any updates to those risk factors filed from time to time in Javelin’s Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. All information in this press release is as of the date of the release, and Javelin Pharmaceuticals undertakes no duty to update this information unless required by law.
Hospira
This press release contains forward-looking statements, including statements regarding Hospira’s goals and strategy with respect to its proposed acquisition of Javelin. Hospira cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. No assurance can be given that the acquisition transaction described in this press release will be completed, that completion of the transaction will not be delayed or that Hospira will realize the anticipated benefits of the transaction. Economic, competitive, governmental, legal, technological and other factors that may affect Hospira’s operations and may cause actual results to be materially different from expectations include the risks, uncertainties and factors discussed under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Hospira’s Annual Report on Form 10-K for the year ended Dec. 31, 2009, which are incorporated by reference. Hospira undertakes no obligation to release publicly any revisions to forward-looking statements as the result of subsequent events or developments.
SOURCE: Javelin Pharmaceuticals, Inc.
Javelin Pharmaceuticals, Inc.
Stephen J. Tulipano, CPA, 617-349-4500
Chief Financial Officer
stulipano@javelinpharma.com
or
Javelin Pharmaceuticals, Inc.
Investor Relations & Media
Rick Pierce, 617-349-4500
VP Investor Relations
rpierce@javelinpharma.com